Exhibit 99.1

No. 36/08

IAMGOLD: POSITIVE RESULTS EXPECTED IN
ECUADOR’S CONSTITUTIONAL REFERENDUM

Toronto, Ontario, September 29, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide an update on Ecuador's constitutional referendum which includes the mandate to form a new policy for mining development. The referendum was held on Sunday, September 28, 2008 and based on media reports and on communications from IAMGOLD's management team in Ecuador, the results are expected to be favourable. Once the official results are released, likely within the next ten days, IAMGOLD will provide a further update.

The Company continues to progress its 100% owned, 3.5 million ounce Quimsacocha Gold Project, located in Ecuador and will complete a final Feasibility Study by the second half of 2009. IAMGOLD has been active in the region since 1995 and has invested approximately $US 30 million dollars in Ecuador through exploration, employment, community and environmental programs. Furthering its commitment to Ecuador, IAMGOLD, along with other industry participants, developed the Council for Responsible Mining (CONMIN) in April 2008 to promote mining development in the country.

“The constitutional referendum is an important step in fulfilling President Correa’s commitment to develop a modern, responsible mining industry which will provide an equitable sharing of benefits amongst all stakeholders. IAMGOLD will continue to work proactively with the Government of Ecuador to support their stated intention to complete a new mining law and related legislation by year end,” commented Joseph Conway, President and CEO of IAMGOLD.

ABOUT IAMGOLD

IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency Policy” demonstrates IAMGOLD’s commitment and confidence in the gold market.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:
Joseph F. Conway	Larry Phillips
President & CEO	SVP Corporate Affairs
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4719 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.